Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES UPDATE ON
EFFECTS OF HURRICANE MICHELLE

PARADISE ISLAND, The Bahamas, November 6, 2001 – Sun International today reported the preliminary effects of Hurricane Michelle. The storm moved through The Bahamas yesterday morning substantially weakened as a Category 1 hurricane. As the afternoon progressed, the tail end of the storm lingered over Nassau with diminished winds but substantial rainfall.

After completing a preliminary damage assessment of its facilities and property on Paradise Island, the Company is reporting that the effects on Atlantis have not been significant. Atlantis remains fully operational and is expected to return to normal levels of operation with clean up already having begun on its pool decks and roadways.

At the Ocean Club, damage was sustained to the landscaping and the grounds. Cleanup at the Ocean Club is expected to last for five-to-seven days in order to return the luxury resort and its abundance of landscape to its high level of expectation. Guests due to stay at the Ocean Club through November 14th are being offered suite accommodations at Atlantis or the opportunity to reschedule their vacation.

The Company has hurricane insurance, including business interruption, subject to a $2.5 million deductible.

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. Sun International also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. In the luxury resort hotel business, the Company operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.